Royal Equine Alliance Corporation
269 South Beverly Drive,
Suite 1222
Beverly Hills, California 90212

March 14, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Royal Equine Alliance Corporation
Amendment Number 1 Registration Statement on Form SB-2
Filed January 31, 2007
File No. 333-139552

Ladies and Gentlemen:

Royal Equine Alliance Corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated February 23, 2007.

General

General

1.	Please update the financial statements and related disclosure included in your filing.

We have noted your comment and updated our financial statements.

Business, page 20

2.	We note your revisions to prior comments number 1 and 2. However, your disclosure still contains statements and claims which require support. Examples of such statements are:

•	"Investing in well-located, undeveloped raw land has proven to be an excellent long -term, highly profitable investment;"
•
"Many land owners solved their negative cash flow problems by developing mini-warehouse storage facilities. These facilities were easy and inexpensive to build, yet..., generated relatively high cash flows."

«	Statements which appear to assume that you will fully implement your business plan and that you will "continue to grow" when there is no assurance that you will do so,

The above is a list of examples and is not meant to be fully inclusive. Please review and revise disclosure throughout your prospectus in response to prior comments 1 and 2.

We have revised our filing to delete references to the claims above and other statements and claims.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Schlosser
Michael Schlosser
Chief Executive Officer